SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                        April                          , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3--2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: April 28, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

MANAGEMENT'S DISCUSSION AND ANALYSIS
First Quarter Results, April 26, 2005

Calgary, Alberta - Shell Canada Limited announced earnings of $417 million or $1.52 per common share in the first quarter of 2005, up $49 million from $368 million or $1.34 per common share for the same period in 2004. Continuing strong commodity prices and refining margins combined with a $59 million favourable adjustment related to the use of non-capital losses available to the Company contributed to the results. The quarterly impact of the Company’s Long Term Incentive Plan (LTIP) resulted in a $25 million charge to earnings due to strong appreciation in the share price.

Cash flow from operations for the first three months was $654 million, up $102 million from $552 million compared with the same period in 2004.

Capital, exploration and pre-development expenditures for the quarter amounted to $286 million, up from $150 million for the same period in 2004. This was mainly due to higher expenditures in Exploration & Production.

“Strong commodity prices and solid contributions from all three business units resulted in improved earnings compared with the preceding quarter. In particular, Oil Products achieved record earnings in the period,” said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. “The results continue to demonstrate the strength of our integrated operations, which provide a solid foundation to pursue our growth opportunities.”

SHELL CANADA LIMITED
SEGMENTED INFORMATION

Exploration & Production

Exploration & Production earnings in the first quarter of 2005 were $131 million compared with earnings of $156 million reported for the same period in 2004. The positive impact of stronger condensate and liquids prices was partially offset by lower natural gas prices and volumes. Expenses were higher in the quarter due mainly to an after-tax charge of $7 million related to the LTIP, higher exploration costs from increased seismic activity and pre-development costs associated with the Mackenzie Gas Project.

Western Canada and the Sable Offshore Energy Project (SOEP) natural gas production volumes were lower than in the first quarter of 2004 due to normal field decline. Production from the Tay River discovery is expected to come on stream in the second quarter of 2005 and will help mitigate natural field decline in Western Canada. Volumes are also expected to be lower in the second quarter compared with the first quarter of 2005 due to planned turnaround activity. At SOEP, the development of the South Venture field continues, with the second and third wells expected to start production by the end of the third quarter of 2005. Well work-over activity planned at SOEP will also mitigate production decline.

In the first quarter of 2005, Peace River volumes were down from the same period of 2004, mainly due to steam cycle phasing. Drilling of two additional well pads in Peace River will begin this summer and the new production is expected to come on stream mid-2006.

Shell and the other owners are continuing the work necessary to gain regulatory approval for the Mackenzie Gas Project. They are taking steps to address a number of challenging issues that are impeding progress and increasing pressure on the overall project cost and schedule.

Oil Sands

Oil Sands earnings in the first quarter of 2005 were $103 million compared with $96 million for the same period in 2004. Higher prices were partially offset by lower volumes, higher unit costs and an after-tax charge of $4 million related to the LTIP.

In the first quarter of 2005, bitumen production averaged 79,000 barrels per day (Shell share), up 20 per cent from the preceding quarter but down slightly from 81,600 barrels per day in the same period in 2004. A shutdown of one train at the Scotford Upgrader in the fourth quarter of 2004 that continued into 2005 reduced production, as did a subsequent shutdown of the same train in mid-March. The Athabasca Oil Sands Project (AOSP) returned to full production early April.

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Unit cash operating costs in the first quarter of 2005 averaged $24.21 per barrel, down significantly from the preceding quarter but up $1.87 per barrel over the same period last year. High natural gas costs, incremental repair and maintenance costs and volumes below design rates have continued to impact unit costs. Unit cash operating costs no longer include mobile equipment lease costs due to a consolidation of the related lease arrangement in the first quarter. Excluding natural gas and LTIP costs, unit cash operating costs in the first quarter of 2005 were $17.27 per barrel.

Planned 2005 maintenance work on Train 1 at the upgrader was completed during the shutdown in the fourth quarter of 2004. A planned maintenance shutdown of Train 2 is scheduled to begin in September and will result in single-train operation of the AOSP for a period of one to two months. As a result of this planned maintenance shutdown and the operational issues experienced in the first quarter, the Company expects bitumen production to average approximately 10 per cent below the design rate and unit cash costs to average above $20.00 per barrel in 2005.

With heavy oil products in the overall sales mix, both absolute commodity prices and heavy oil market differentials affect average synthetic crude price realizations. In the first quarter of 2005, commodity values strengthened, heavy oil market differentials remained wide and the average price realization relative to Edmonton light crude improved by about $3.00 per barrel due to a reduction in heavy product in the sales mix. If West Texas Intermediate crude oil prices continue in a range of $30 to $50 per barrel, targeted average price realizations for synthetic crude will range from $5.00 to $7.50 per barrel below Edmonton light crude values. Wider than normal heavy oil market differentials and/or higher ratios of heavy oil in the sales mix will increase this differential, as was the case in the first quarter of 2005.

Oil Products

Oil Products achieved record quarterly earnings of $123 million. Earnings for the same period in 2004 were $118 million. The improvement was primarily due to increased yield and utilization at the Montreal East Refinery resulting from capital investment and maintenance work performed in 2004. Refining margins remained strong in the first quarter of 2005 with benzene and distillate margins offsetting weaker gasoline and black oil margins. First-quarter results also included an $8 million after-tax charge related to the LTIP.

Light oil volumes were six per cent higher than in the first quarter of 2004, attributable in part to the continued recovery of the aviation sector. Operating expenses increased over the same quarter last year mainly due to the LTIP charges.

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Corporate

Corporate earnings for the first quarter of 2005 were $60 million compared with negative earnings of $2 million for the same period in 2004. The increase was due to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC, in the fourth quarter of 2004. The Company expects to recognize additional non-capital losses from this acquisition during 2005, resulting in a further earnings benefit of approximately $50 million. First-quarter earnings also included a $6 million after-tax charge related to the LTIP.

Cash Flow and Financing

First-quarter cash flow from operations was $654 million. During the quarter the remaining $134 million outstanding under the Company’s medium-term note program was fully repaid and sales under Shell’s account receivables securitization program were held constant at $150 million. Short-term borrowings in commercial paper increased by $109 million. Changes in accounting rules for variable interest entities now require the consolidation of the mobile equipment for the Muskeg River Mine. The mobile equipment lease accounted for $218 million of long-term debt outstanding at the end of the quarter.

On April 30, 2004, Shell Canada announced its intention to make a normal course issuer bid to repurchase for cancellation up to one per cent of its 275,287,340 common shares issued and outstanding as at April 27, 2004. The bid began on May 4, 2004, and will end on or before May 3, 2005. The bid is being used to counter dilution resulting from the issuance of common shares under Shell Canada’s employee stock option program. At March 31, 2005, a total of 1,107,347 common shares had been repurchased at market prices, for a cost of $82 million, and cancelled. A copy of Shell Canada’s Notice of Intention to Make a Normal Course Issuer Bid may be obtained on request from the Secretary of Shell Canada Limited, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4, telephone (403) 691-3111.

Outstanding Shares

At April 22, 2005, the Company had 274,967,965 common shares and 100 preference shares outstanding (December 31, 2004 - 275,242,562 common shares and 100 preference shares) and there were 7,611,998 employee stock options outstanding, of which 3,808,478 were exercisable or could be surrendered to exercise an attached share appreciation right (December 31, 2004 - 6,109,865 outstanding and 2,817,694 exercisable).

At Shell Canada’s Annual and Special Meeting of Shareholders to be held on April 29, 2005, shareholders will be asked to approve a three-for-one division, or share split, of the Company’s issued and outstanding common shares.

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under Shell Canada’s profile at www.sedar.com and www.sec.gov.

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	First Quarter
	2005	2004

Earnings	417	368
Revenues	3 005	2 514
Cash flow from operations	654	552
Return on average common shareholders' equity (%)	21.0	17.6
Interest coverage	95.7	25.1
Per common share (dollars)
Earnings - basic (Note 3)	1.52	1.34
Earnings - diluted (Note 3)	1.50	1.33
Dividends paid	0.25	0.22

Results by Segment
Earnings
Exploration & Production	131	156
Oil Sands	103	96
Oil Products	123	118
Corporate	60	(2)
Total	417	368
Revenues
Exploration & Production	570	527
Oil Sands	537	512
Oil Products	2 326	1 834
Corporate	20	19
Inter-segment sales	(448)	(378)
Total	3 005	2 514
Cash flow from operations
Exploration & Production	245	238
Oil Sands	213	172
Oil Products	116	144
Corporate	80	(2)
Total	654	552
Capital, exploration and predevelopment expenditures
Exploration & Production	175	99
Oil Sands	51	30
Oil Products	59	18
Corporate	1	3
Total	286	150
Return on average capital employed (%)[1]
Exploration & Production	22.8	31.9
Oil Sands	12.8	1.9
Oil Products	20.6	16.0
Total	19.4	14.7

1 Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company.
ROACE is defined as the last four quarters' earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders' equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable with the calculation of similar measures for other companies.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	First Quarter
	2005	2004

EXPLORATION & PRODUCTION

Production
Natural gas (mmcf/d)
Western Canada natural gas	401	427
Sable natural gas	115	140
Total natural gas - gross	516	567
- net	418	468

Ethane, propane and butane (bbls/d) - gross	24 300	24 300
- net	19 200	19 100

Condensate (bbls/d) - gross	15 100	15 600
- net	11 600	12 200

Bitumen (bbls/d) - gross	6 900	8 500
- net	6 700	8 400

Sulphur (tons/d) - gross	5 400	5 800
- net	4 800	5 000

Sales[1] - gross
Natural gas (mmcf/d)	514	549
Ethane, propane and butane (bbls/d)	41 200	48 100
Condensate (bbls/d)	25 600	17 900
Bitumen products (bbls/d)	9 400	12 000
Sulphur (tons/d)	10 800	10 600

OIL SANDS

Production
Bitumen (bbls/d) - gross	79 000	81 600
- net	78 200	80 700

Sales[1]
Synthetic crude sales excluding blend stocks (bbls/d)	81 500	87 200
Purchased upgrader blend stocks (bbls/d)	31 000	41 400
Total synthetic crude sales (bbls/d)	112 500	128 600

Unit Costs [2]

Cash operating cost - excluding natural gas ($/bbl)	18.28	17.66
Cash operating cost - natural gas ($/bbl)	5.93	4.68
Total cash operating cost ($/bbl)	24.21	22.34
Depreciation, depletion and amortization ($/bbl)	7.08	4.98
Total unit cost ($/bbl)	31.29	27.32

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)
	First Quarter
	2005	2004

OIL PRODUCTS

Sales[1]
Gasolines (m3/d)	20 300	19 900
Middle distillates (m3/d)	21 700	19 700
Other products (m3/d)	5 900	6 000
Total Oil Products sales (m3/d)	47 900	45 600

Crude oil processed by Shell refineries (m3/d) [3]	46 700	46 100

Refinery utilization (per cent) [4]	91	92

Earnings per litre (cents) [5]	2.9	2.8

Prices
Natural gas average plant gate netback price ($/mcf)	6.36	6.54

Ethane, propane and butane average field gate price ($/bbl)	30.26	28.57

Condensate average field gate price ($/bbl)	63.45	43.47

Synthetic crude average plant gate price ($/bbl)	51.46	40.33

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

Definitions

[1] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[2] Unit cash operating cost is a key internal and external measure used to evaluate the performance of the Oil Sands segment of the Company. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. In the first quarter of 2005, cash cost items included in COGS were $40 million.

Unit depreciation, depletion and amortization (DD&A) cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written off over the first three years of the project life (2003-2005) and account for $1.97 per barrel of the total unit DD&A cost.

Total unit cost (including unit cash operating and unit DD&A costs) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.

[3] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[4] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[5] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)
	First Quarter
	2005	2004

Revenues
Sales and other operating revenues	2 983	2 492
Dividends, interest and other income	22	22
Total revenues	3 005	2 514
Expenses
Cost of goods sold	1 668	1 277
Operating, selling and general	479	422
Transportation	79	78
Exploration and predevelopment	42	11
Depreciation, depletion, amortization and retirements	182	174
Interest on long-term debt	2	5
Other interest and financing charges	1	4
Total expenses	2 453	1 971
Earnings
Earnings before income tax	552	543
Current income tax	123	183
Future income tax	12	(8)
Total income tax	135	175
Earnings	417	368
Per common share (dollars) (Note 3)
Earnings - basic	1.52	1.34
Earnings - diluted	1.50	1.33
Common shares outstanding (millions - weighted average)	275	275
Retained Earnings
Balance at beginning of period	6 011	5 045
Earnings	417	368
	6 428	5 413
Common shares buy-back (Note 5)	26	9
Dividends	69	61
Balance at end of period	6 333	5 343

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)
	First Quarter
	2005	2004

Cash from Operating Activities
Earnings	417	368
Exploration and predevelopment	42	11
Non-cash items
Depreciation, depletion, amortization and retirements	182	174
Future income tax	12	(8)
Other items	1	7
Cash flow from operations	654	552
Movement in working capital and operating activities
Sales of accounts receivable securitization	-	(216)
Other working capital items	(393)	(83)
	261	253
Cash Invested
Capital, exploration and predevelopment expenditures	(286)	(150)
Movement in working capital from investing activities	8	(46)
Capital expenditures and movement in working capital	(278)	(196)
Proceeds on disposal of properties, plant and equipment	4	-
Investments, long-term receivables and other	13	15
	(261)	(181)
Cash from Financing Activities
Common shares buy-back (Note 5)	(27)	(9)
Proceeds from exercise of common share stock options	3	12
Dividends paid	(69)	(61)
Long-term debt and other	(143)	(5)
Short-term financing	109	(9)
	(127)	(72)
Decrease in cash	(127)	-
Cash at beginning of period	127	-
Cash at March 31[1]	-	-

Supplemental disclosure of cash flow information
Dividends received	3	1
Interest received	16	17
Interest paid	4	11
Income tax paid	325	150

[1] Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Mar. 31, 2005	Dec. 31, 2004

Assets
Current assets
Cash and short-term investments	-	127
Accounts receivable	1 334	1 213
Inventories
Crude oil, products and merchandise	552	501
Materials and supplies	87	83
Prepaid expenses	87	85
Future income tax	294	314
	2 354	2 323
Investments, long-term receivables and other	539	549
Properties, plant and equipment (Note 2)	8 279	8 034
Total assets	11 172	10 906
Liabilities
Current liabilities
Short-term borrowings	109	-
Accounts payable, accrued liabilities and other	1 582	1 683
Income and other taxes payable	460	657
Current portion of asset retirement and other long-term obligations	36	35
Current portion of long-term debt	1	136
	2 188	2 511
Asset retirement and other long-term obligations	412	417
Long-term debt (Note 2)	219	1
Future income tax	1 500	1 448
Total liabilities	4 319	4 377
Shareholders' Equity
Capital stock
100 4% preference shares	1	1
275 046 365 common shares (2004 - 275 242 562)	519	517
Retained earnings	6 333	6 011
Total shareholders' equity	6 853	6 529
Total liabilities and shareholders' equity	11 172	10 906

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	First Quarter

	Total		Exploration & Production		Oil Sands		Oil Products		Corporate
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues
Sales and other operating revenues	2 983	2 492	532	500	225	252	2 220	1 738	6	2
Inter-segment sales	-	-	37	26	311	260	100	92	-	-
Dividends, interest and other income	22	22	1	1	1	-	6	4	14	17
Total revenues	3 005	2 514	570	527	537	512	2 326	1 834	20	19
Expenses
Cost of goods sold	1 668	1 277	-	-	126	145	1 541	1 128	1	4
Inter-segment purchases	-	-	60	36	61	68	327	274	-	-
Operating, selling and general	479	422	97	75	137	125	229	213	16	9
Transportation	79	78	79	78	-	-	-	-	-	-
Exploration and predevelopment	42	11	38	11	4	-	-	-	-	-
Depreciation, depletion,
amortization and retirements	182	174	86	91	52	40	43	43	1	-
Interest on long-term debt	2	5	-	-	-	-	-	-	2	5
Other interest and financing charges	1	4	-	-	-	-	-	-	1	4
Total expenses	2 453	1 971	360	291	380	378	2 140	1 658	21	22
Earnings (loss)
Earnings (loss) before income tax	552	543	210	236	157	134	186	176	(1)	(3)
Current income tax	123	183	91	103	-	3	113	76	(81)	1
Future income tax	12	(8)	(12)	(23)	54	35	(50)	(18)	20	(2)
Total income tax	135	175	79	80	54	38	63	58	(61)	(1)
Earnings (loss)	417	368	131	156	103	96	123	118	60	(2)

Total Assets	11 172	9 878	2 913	2 816	4 020	3 749	4 212	3 577	27	(264)

Capital Employed [1]	7 182	6 723	1 871	1 846	3 042	2 987	2 268	2 157	1	(267)

[1] Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED Notes to Consolidated Financial Statements (unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual consolidated financial statements dated December 31, 2004, except as described in note 2.

2. Change in Accounting Policy

Variable Interest Entities

Effective January 1, 2005, the Corporation adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities.” This standard mandates that certain entities should be consolidated by the primary beneficiary. Accordingly, the Corporation has consolidated a lease arrangement for large mobile equipment (trucks, scrapers and shovels) used at the Athabasca Oil Sands Project’s Muskeg River Mine.

This standard has been applied retroactively without prior period restatement of the financial statements. The impact of this change on the March 31, 2005, Consolidated Balance Sheet is an increase in accounts receivable of $12 million, an increase in property plant and equipment of $188 million, a decrease in accounts payable of $22 million and an increase in long-term debt of $218 million. Adoption of this new standard did not have a material impact on the Corporation’s Consolidated Statement of Earnings and Retained Earnings.

3. Earnings Per Share

	First Quarter
	2005	2004

Earnings ($ millions)	417	368

Weighted average number of common shares (millions)	275	275

Dilutive securities (millions)
Options under long-term incentive plan	3	2

Basic earnings per share ($ per share)	1.52	1.34
Diluted earnings per share ($ per share)	1.50	1.33

SHELL CANADA LIMITED Notes to Consolidated Financial Statements (Continued) (unaudited)

4. Employee Future Benefits

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements dated
December 31, 2004. The components of the total net benefit costs included in total expenses in the Consolidated
Statement of Earnings are as follows:

	First Quarter

($ millions)	Pension Benefits		Other Benefits
	2005	2004	2005	2004

Current service cost	9	8	1	-
Employee contributions	(1)	-	-	-
Interest cost	32	29	2	3
Expected return on plan assets	(34)	(32)	-	-
Amortization of transitional (asset) obligation	(9)	(9)	-	-
Amortization of net actuarial loss	18	17	-	1
Net expense	15	13	3	4
Defined contribution segment	3	3	-	-
Total	18	16	3	4

5. Common Shares Buy-Back

On April 30, 2004, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to one per cent of its 275,287,340 common shares issued and outstanding as at April 27, 2004.
The bid began on May 4, 2004, and will end on or before May 3, 2005. The bid is being used to counter dilution resulting from the issuance of common shares under the Company's employee stock option program.
In the first quarter of 2005, 323,547 shares were repurchased and cancelled at market prices for a total cost of $27 million.